Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

April 11, 2024

VIA EDGAR TRANSMISSION

Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 162 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. McManus:

This correspondence responds to comments the Trust received on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 8, 2024, with respect to the Registration Statement and the Trust’s proposed two new series, the Return Stacked Bonds & Futures Yield ETF and the Return Stacked U.S. Equity & Futures Yield ETF (each, a “Fund,” and together, the “Funds”) and the Trust’s response letter dated April 1, 2024 to earlier Staff comments (the “Comments”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

As discussed with the Staff, the name of the Return Stacked U.S. Equity & Futures Yield ETF will be changed to the Return Stacked U.S. Stocks & Futures Yield ETF.

1.	With respect to the response to Comment 4, the Staff notes that the Return Stacked Bonds & Managed Futures ETF appears to employ a strategy similar to the Funds. However, in that prospectus, when discussing the Managed Futures strategy, there is a parenthetical remark indicating that the “amount is slightly less than a dollar due to the cost of financing.” Please include similar language in the Funds’ Prospectus, or explain to us supplementally why doing so would not be appropriate.

Response: The Trust respectfully notes that the statement in question was revised via a prospectus supplement to read: “(minus the cost of financing).” In any case, the Trust is agreeable to adding a similar statement in the Funds’ Prospectus. The sentence in question will read substantially as follows:

So, the return of the Futures Yield strategy (minus the cost of financing) is essentially stacked on top of the returns of the [Bond/Equity] strategy.

2.	With respect to Comment 5.i., please provide us with the definition of the term “modified duration” or the revised sample prospectus disclosure.

Response: The Trust notes that the Prospectus has been revised to include language substantially as follows:

The Sub-Adviser measures “modified” bond duration, which takes into account both the bond's time to maturity and its yield to maturity. Unlike simple duration, modified duration adjusts for the fact that bond prices and yields have a nonlinear relationship. It is a tool used by the Sub-Adviser to manage interest rate risk in Fund’s bond portfolio.

3.	Comment 6.ii relates to the statement in the Prospectus under the heading “Collateral –Futures Yield,” which states that: “The Fund (and the Subsidiary, as applicable) expects to invest approximately 25% to 100% of its net assets in U.S. Treasury bills, money market funds, cash and cash equivalents (e.g., high quality commercial paper and similar instruments that are rated investment grade or, if unrated, of comparable quality, as the Adviser or Sub-Adviser determines), that provide liquidity, serve as margin or collateralize the Fund’s or the Subsidiary’s investments in futures contracts.” Please advise us supplementally how the Fund investing 100% in these instruments does not make the Fund’s name materially deceptive or misleading.

As noted in the Trust prior response letter, the Prospectus reflects the Fund’s Name Rule policy, which is to, under normal circumstances, invest at least 80% of its net assets, plus borrowings for investment purposes, in (a) the Equity strategy and (b) the Futures Yield strategy. Further, the Fund will target a 100% exposure to each of its Equity strategy and its Futures Yield strategy.

The Trust respectfully notes that the Fund’s holdings of collateral is part of the Fund’s Futures Yield Strategy, as denoted by the heading “Collateral – Futures Yield.” To seek to minimize confusion, the following introductory sentence has been added to that section:

As part of the Fund’s Futures Yield strategy, the Fund holds collateral investments.
4.	With respect to Comment 8.i, 8.ii, and 8.iii, please revise the filing to disclose your responses.

Responses:

With respect to Comment 8.i.
(a)	The Trust respectfully notes that the Prospectus already reflects this Comment. In particular, page 24 of the Prospectus states that: “The Adviser does not receive additional compensation for its services to the Subsidiaries.” Page 25 of the Prospectus states that: “ReSolve does not receive additional compensation for services to the Subsidiaries.”
(b)	The Trust has added disclosure substantially as follows: “The Fund’s subsidiary and its board of directors has designated an agent for service of process in the United States.”
(c)	The Trust has added disclosure substantially as follows: “The Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.”
(d)	The Trust respectfully declines to include this statement in the Registration statement.

With respect to Comment 8.ii., the Trust respectfully notes that the Prospectus and SAI already reflect this Comment. In particular, pages 5 and 13 of the Prospectus and page 10 of the SAI states that: “The financial statements of the Subsidiary will be consolidated with the Fund’s financial statements in the Fund’s Annual and Semi-Annual Reports.”

With respect to Comment 8.iii., the Trust respectfully notes in response to this Comment, the Trust indicated that the Prospectus would be revised to add the requested disclosure. The Trust confirms that such disclosure will be added to the Prospectus.
5.	With respect to your response to Comment 8.i.c, please remove the limitation for so long as the Fund is the sole investor in the Subsidiary.”

Response: The Trust’s response to the foregoing comment is revised to read as follows: “The Subsidiary and/or its board of directors, for so long as the Fund primarily controls the Subsidiary, will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.”

6.	With respect to Comment 16, please revise to clarify how you will designate the industry associated with the various types of futures contracts the Fund may invest in for purposes of your concentration policy. Make conforming changes as necessary.

Response: The Fund looks through its futures contracts to the underlying reference security for concentration purposes. To confirm the Trust’s prior response, the Fund does not intend to concentrate in any industry but due to the make-up of underlying reference indices, from time to time the Fund may have increased economic exposure to an industry as a result of its futures positions with respect to an index.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Tidal Investments LLC